Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA Email & EDGAR

November 27, 2023

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            The Lincoln National Life Insurance Company
Initial Registration Statement on Form S-3
File No. 333-273746 – Lincoln Level AdvantageSM

Dear Mr. Zapata:

This letter is in response to the comments received by telephone on November 14, 2023. Attached are the revised pages only from the prospectus for Lincoln Level Advantage 1SM B-Share reflecting the changes requested. Corresponding changes will be applied to the other prospectuses of the registration statement, as applicable.

1.
Special Terms – Dual Performance Trigger Rate and Dual Rate (p. 4) – This definition seems to be confusing.  Please remove “if the index performance is positive, negative or zero” from the definition and explain this in the body of prospectus where applicable. Carry this change forward to other discussions of these terms.

Response: This language has been removed from the definitions within the Special Terms section.

2.
Important Information You Should Consider Abut the Lincoln Level Advantage® B-Share Variable and Index-linked Annuity Contract - Fees and Expenses (p. 6) – Under Minimum and Maximum Annual Fee Table please correct the footnotes as they currently both reflect number 1.

Response: This change has been made and a footnote number has been added.

3.
Investments of the Indexed Accounts (pgs. 16 -17) – Regarding the 1-Year Performance Cap Indexed Accounts with Protection Level along with footnotes.  Please indicate/explain when this fund is available as the prospectus was not filed until August and the footnote indicates it was available in June.  Also, please revise footnote *** and ***** to indicate they are available.

Response: As this prospectus will be available to both new issues and to existing contractowners, this footnote is accurate.  The footnote with asterisks has also been revised accordingly along with adding a 6th footnote for additional clarity.

4.	Crediting and Protection Methods table (pgs. 20-21)
a.    The heading for the first table is confusing.  Please consider removing all text within the parenthetical.
b.    Under the second table – please state if Floor Protection is available for existing and/or new contractowners.

Response:
a.    We have revised the heading for first table as requested.
b.
We believe that the first sentence within the explanation of the Floor Protection is adequate as it provides:  Indexed Accounts with Floor Protections are no longer available for new or existing contractowners, or for renewals of an Indexed Term.

5.	Dual Performance Trigger Rates (p. 28) – Please explain/clarify why zero, positive or negative are used.

Response: We have removed the phrase “zero, positive or negative” within the specific sections within the prospectus where appropriate.

6.	Allocations to the Indexed Accounts (pgs. 41-42) – Please note that we have updated this section with additional language for clarification.

7.
Appendix B – Fair Value of the Indexed Crediting Base (pgs. B-3 and B-4) – Please note that we have updated the second paragraph for clarity purposes, along with the additional language for the “Placeholder” identified in the initial filing.  This language has also been filed for the current effective prospectus (333-238932) through a 424(b)(3) and 497 filing on November 17, 2023.

As stated in our conversation, we intend to file the pre-effective amendment on the week of December 11, 2023, along with a request under Rule 461 for an accelerated effective date of December 15, 2023. Please advise if you believe this timetable is unreasonable.

Thank you for your attention to this filing, and your review and comments. Please call me at 860-466-2832 with any questions or additional comments.

Sincerely,

Nadine Rosin

Nadine Rosin

Special Terms
In this prospectus, the following terms have the indicated meanings:

®
Access Period—Under i4LIFE
Indexed Advantage, a defined
Contract Year—Each 12-month period starting with the effec-

period of time during which we make Periodic Income Pay- ments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the Con- tract, and have a Death Benefit.
Account or Variable Annuity Account (VAA)—The segregated investment account, Account N, into which we set aside and invest the assets for the Subaccounts offered in this prospec- tus.
®
Account Value—Under i4LIFE Indexed Advantage, the Account Value on a Valuation Date equals the total value of all the Contractowner’s Accumulation Units plus the Contractowner’s value in the Indexed Segments and the Peri- odic Income Payment Account, if any.
®
Accumulation Unit—A measure used to calculate the assets in the Subaccounts before the Annuity Commencement Date and to calculate the variable side of the i4LIFE Indexed Advantage Account Value during the Access Period.
Annuitant—The person upon whose life the annuity benefit payments are based, and upon whose death a Death Benefit may be paid.
®
Annuity Commencement Date—The Valuation Date when funds are withdrawn or converted into Annuity Units or fixed dollar payout for payment of retirement income benefits under the Annuity Payout option you select (other than i4LIFE Indexed Advantage).
®
®
Annuity Payout—A regularly scheduled payment (under any of the available annuity options) that occurs after the Annuity Commencement Date (or the i4LIFE Indexed Advantage effec- tive date if applicable). Payments may be variable or index- linked under i4LIFE Indexed Advantage or variable and/or fixed under other options.
Annuity Unit—A measure used to calculate the amount of Annuity Payouts for the variable side of the contract after the Annuity Commencement Date.
Beneficiary—The person you choose to receive any Death Ben- efit paid if you die before the Annuity Commencement Date.
Contract—The variable and index-linked annuity contract you have entered into with Lincoln Life.
Contractowner (you, your, owner)—The person who can exer- cise the rights within the Contract (decides on investment allo- cations, transfers, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annui- tant.
Contract Value (may be referred to as Account Value in market- ing materials)—At any given time before the Annuity Com- mencement Date, the total value of any allocations in the Subaccounts, the Indexed Segments, and the transfer account, if any.
tive date of the Contract and starting with each contract anni- versary after that.
Crediting Method—The method used in determining the Per- formance Rate for an Indexed Segment. There are several Cred- iting Methods including Performance Cap, Participation Rate, Performance Trigger Rate, Dual Performance Trigger Rate, Dual15 Plus, and Spread Rate.
Death Benefit—Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies. As an alternative, the Contractowner may receive a Death Benefit on the death of the Annuitant prior to the Annuity Commencement Date.
Dual Performance Trigger Rate—The rate used, in part, to determine the Performance Rate for an Indexed Segment at the end of the Indexed Term. A different Dual Performance Trigger Rate may be declared for each Indexed Segment and for each Death Benefit type.
Dual Rate—The rate used, in part, to determine the Perfor- mance Rate for an Indexed Segment of a Dual15 Plus Indexed Account at the end of the Indexed Term. For Dual15 Plus Indexed Segments, the Dual Rate is 15%.
Dual15 Plus—A Crediting Method that uses a Performance Cap and Dual Rate to determine the Performance Rate for an Indexed Segment at the end of the Indexed Term.
End Date—The last day of the Indexed Term.
Floor Protection—The maximum percentage of loss the Contractowner will experience from any negative index perfor- mance. If the negative index performance is in excess of the floor level, the Company will absorb the additional loss.
Good Order—The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to complete the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
Index—The market index or exchange-traded fund (ETF) of which the performance is used to base the return of an Indexed Account.
Index Value—The published closing value of an Index on a Valuation Date. If an Index Value is not published for a particu- lar day, we will use the closing Index Value on the next Valua- tion Date it is published.
Indexed Account—An Investment Option that provides a return based, in part, on the performance of an Index.

Important Information You Should Consider About the Lincoln Level
®
Advantage                                B-Share Variable and Index-linked Annuity Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
If you make a withdrawal in excess of the free withdrawal amount before the 6th anniversary since your last Purchase Payment, you may be assessed a surrender charge of up to 7% of the amount withdrawn, declining to 0% over that time period. For example, if you make a withdrawal of $100,000 during the first year after your Purchase Payment, you could be assessed a charge of up to $7,000 on the Purchase Payment withdrawn.
•Fee Tables •Examples •Charges and Other Deductions – Surrender Charge
Transaction Charges	None, other than surrender charges.			•Charges and Other Deductions
Ongoing Fees and Expenses (annual charges)
Minimum and Maximum Annual Fee Table. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
•Fee Tables •Examples •Charges and Other Deductions – Surrender Charge
	Annual Fee	Minimum	Maximum
	Base Contract – Account Value Death Benefit	1.10%[1]	1.10%[1]
	Base Contract – Guarantee of Principal Death Benefit	1.30%[1]	1.30%[1]
	Fund Fees and Expenses	0.48%[1]	1.27%[1]
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.40%[2]	0.40%[2]
1As a percentage of average Account Value in the underlying funds. These fees are not applied against Contract Value invested in the Indexed Accounts.
2As a percentage of average Account Value in the Subaccounts and the Indexed Accounts.
Lowest and Highest Annual Cost Table. Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $2,095	Highest Annual Cost: $3,290
	Assumes:	Assumes:
•Investment of $100,000 (to the Subaccounts only)
•5% annual appreciation
•Least expensive fund fees and expenses
•No optional benefits
•No surrender charges
•No additional Purchase Payments, transfers, or withdrawals

•Investment of $100,000 (to the Subaccounts only)
•5% annual appreciation
•Most expensive combination of optional benefits, fund fees and expenses
•No surrender charges
•No additional Purchase Payments, transfers, or withdrawals

Risks of Investing in the Indexed Accounts
1.
There is a risk of loss of your investment in the Indexed Segments since the performance tracks a market index. You are respon- sible for all losses in excess of the Protection Level or up to the Floor Protection you choose. The Protection Level or Floor Pro- tection exists for the full term of the Indexed Segment including Segments with Annual Locks. Each time you move into a new Indexed Segment, you may have a new Protection Level or Floor Protection and are subject to the same risk of loss as described above. There is also a risk of loss upon an early withdrawal. For Annual Lock accounts, since the gain or loss is established each year, losses can accumulate so that you could actually lose more than the amount in excess of the Protection Level percent. Losses you incur in one year will reduce the amount invested for the next year. In a continuing down market, you could lose in excess of the Protection Level. For example, if you chose a 10% Protection Level and if loss occurred during each Annual Lock period for the remainder of the term, you could lose more than 90% of your principal in an Annual Lock account.

2.
Gains in your Indexed Segments are limited by any applicable Performance Cap, which means that your return could be lower than if you had invested directly in a fund based on the applicable index. The Performance Cap exists for the full term of the Indexed Segment. The Performance Cap rate may be lower for Contracts with the Guarantee of Principal Death Benefit. Generally, Indexed Segments with greater Protection Levels or Floor Protection have lower Performance Caps. Performance Caps for new Segments will be declared at least 5 business days in advance of the beginning of a Segment.

3.
Gains in your Indexed Segments may be limited by any applicable Participation Rate, which means that your return could be lower than if you had invested directly in a fund based on the applicable index. If the Participation Rate is less than 100%, the increase in your Segment Maturity value will never reflect the entire corresponding performance in the applicable index over the Indexed Term. The Participation Rate exists for the full term of the Indexed Segment. The Participation Rate may be lower for Contracts with the Guarantee of Principal Death Benefit. Participation Rates for new Segments will be declared at least 5 business days in advance of the beginning of a Segment.

4.
Gains in your Indexed Segments are limited by any applicable Performance Trigger Rate. If the performance of the index is zero or positive, a specified rate is used to determine the Segment Maturity Value. The Performance Trigger Rate may be lower than the actual performance of the index, which means that your return may be lower than if you had invested directly in a fund based on the applicable index. The Performance Trigger Rate applies for the full term on the Indexed Segment. Generally, Indexed Seg- ments with greater Protection Levels or Floor Protection, have lower Performance Trigger Rates. The Performance Trigger Rate may be lower for Contracts with Guarantee of Principal Death Benefit. Performance Trigger Rates for new Segments will be declared at least 5 business days in advance of the beginning of a Segment.

5.
Gains in your Indexed Segment are limited by any applicable Dual Performance Trigger Rate. The Dual Performance Trigger Rate is used in determining the Segment Maturity value. The Dual Performance Trigger Rate may be lower than the actual performance of the Index, which means that your return could be lower than if you had invested directly in a fund based on the applicable Index. The Dual Performance Trigger Rate applies for the full term of the Indexed Segment. The Dual Performance Trigger Rate will be lower for contracts with the Guarantee of Principal Death Benefit. Dual Performance Trigger Rates for new Segments will be declared at least 5 business days in advance of the beginning of a Segment.

6.
Gains in your Dual15 Plus Indexed Segment are limited by any applicable Performance Cap, which means that your return could be lower than if you had invested directly in a fund based on the applicable Index. The Dual Rate is used to determine the Seg- ment Maturity Value. The Performance Cap exists for the full term of the Indexed Segment. The Performance Cap will be lower for Contracts with the Guarantee of Principal Death Benefit. Performance Caps for new Segments will be declared at least 5 busi- ness days in advance of the beginning of a Segment. Subsequent Performance Caps may differ from the Performance Cap used for new Contracts or for other Contracts issued at different times.

7.
Gains in your Indexed Segments are limited by any applicable Spread Rate. If the performance of the index is positive, the perfor- mance of the Indexed Account will be reduced by the Spread Rate, which means that your return could be lower than if you had invested directly in a fund based on the applicable index. The Spread Rate applies for the full term on the Indexed Segment. The Spread Rate may be higher for Contracts with the Guarantee of Principal Death Benefit. Spread Rates for new Segments will be declared at least 5 business days in advance of the beginning of a Segment.

8.
To determine the Interim Value, we apply a formula which does not reflect the actual performance of the applicable index, but rather a determination of the value of hypothetical underlying investments at the time of the Interim Value calculation. This amount could be less than if you had held the Indexed Segment for the full Indexed Term. It also means that you could have a negative performance, even if the value of the index has increased during the calculation period. All withdrawals from the Indexed Segment, including Death Benefits paid during the Indexed Term, will be based on the Interim Value.

9.
If you withdraw Contract Value allocated to an Indexed Account, the withdrawal will cause an immediate reduction to your Indexed Crediting Base in a proportion equal to the reduction in your Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal. Reductions to your Indexed Crediting Base will negatively impact your Interim Value for the remainder of the Indexed Term and will result in a lower Indexed Segment Maturity Value at the end of the Indexed Term. Once

13

®
S&P 500 Cap, 100% Protection*****
Russell 2000 ® Cap(2), 10% Protection
Capital Strength Net Fee IndexSM Cap(3), 10% Protection***** MSCI EAFE Cap(4), 10% Protection
Nasdaq-100 Cap ® (5), 15% Protection
First Trust American Leadership IndexTM Cap (6), 10% Protection First Trust American Leadership IndexTM Cap, 15% Protection
®
6-Year Performance Cap Indexed Accounts with Protection Level

®
S&P 500
®
S&P 500
S&P 500
Cap, 10% Protection****
Cap, 20% Protection
Cap, 30% Protection
®

®
Russell 2000
®
Russell 2000
Russell 2000
Cap, 10% Protection****
Cap, 20% Protection
Cap, 30% Protection

Capital Strength Net Fee IndexSM Cap, 10% Protection**** Capital Strength Net Fee IndexSM Cap, 20% Protection Capital Strength Net Fee IndexSM Cap, 30% Protection** MSCI EAFE Cap, 10% Protection****
First Trust American Leadership IndexTM Cap, 10% Protection**** First Trust American Leadership IndexTM Cap, 20% Protection
®
6-Year Performance Cap Annual Lock Indexed Accounts with Protection Level

Annual Lock S&P 500
Cap, 10% Protection
®

Annual Lock Russell 2000 Cap, 10% Protection
Annual Lock Capital Strength Net Fee IndexSM Cap, 10% Protection Annual Lock MSCI EAFE Cap, 10% Protection
®
1-Year Performance Cap Indexed Accounts with Floor Protection
®
S&P 500 Cap, -5% Floor Protection*
S&P 500 Cap, -10% Floor Protection*
Indexed Accounts with Participation Rates:
3-Year Participation Rate Indexed Accounts with Protection Level
S&P 500 ® Participation, 10% Protection
Capital Strength Net Fee IndexSM Participation, 10% Protection
First Trust American Leadership IndexTM Participation, 10% Protection
6-Year Participation Rate Indexed Accounts with Protection Level
S&P 500 ® Participation, 10% Protection******
Russell 2000 ® Participation, 10% Protection******
Capital Strength Net Fee IndexSM Participation, 10% Protection****** MSCI EAFE Participation, 10% Protection******
First Trust American Leadership IndexTM Participation, 10% Protection******
Indexed Accounts with Spread Rates:
®
6-Year Spread Indexed Accounts with Protection Level

S&P 500
Spread, 15% Protection
®

Russell 2000 Spread, 15% Protection
Capital Strength Net Fee IndexSM Spread, 15% Protection
First Trust American Leadership IndexSM Spread, 15% Protection
Indexed Accounts with Performance Trigger Rates:
1-Year Performance Trigger Rate Indexed Accounts with Protection Level
S&P 500 ® Performance Trigger, 10% Protection S&P 500 ® Performance Trigger, 15% Protection
S&P 500 ® Performance Trigger, 20% Protection****** Nasdaq-100 ® Performance Trigger(5), 15% Protection
First Trust American Leadership IndexTM Performance Trigger, 10% Protection
1-Year Performance Trigger Rate Indexed Accounts with Floor Protection
S&P 500 ® Performance Trigger, -5% Floor Protection* S&P 500 ® Performance Trigger, -10% Floor Protection*
Indexed Accounts with Dual Performance Trigger Rates:

16

1-Year Dual Performance Trigger Rate Indexed Accounts with Protection Level
S&P 500 ® Dual Performance Trigger, 10% Protection*** Russell 2000 ® Dual Performance Trigger, 10% Protection***
Capital Strength Net Fee IndexSM Dual Performance Trigger, 10% Protection***
First Trust American Leadership IndexTM Dual Performance Trigger, 10% Protection***
Dual15 Plus Indexed Accounts:
6-Year Dual15 Plus Indexed Accounts
S&P 500 ® Dual15 Plus*** Russell 2000 ® Dual15 Plus***
Capital Strength Net Fee IndexSM Dual15 Plus***
First Trust American Leadership IndexTM Dual15 Plus***
*This Indexed Account is no longer available to new Contractowners beginning November 22, 2021. For existing Contractowners, this Indexed Account will no longer be available at the end of your current Indexed Term, nor on any Indexed Anniversary Date on or after November 22, 2021.
**This Indexed Account is available on or about May 22, 2023, for new Contractowners only.
***This Indexed Account is available for all Contracts purchased on or about August 21, 2023, subject to state availability.
****This Indexed Account is no longer available to new Contractowners beginning August 21, 2023. For existing Contractowners, this Indexed Account will no longer be available at the end of your current Indexed Term, nor on any Indexed Anniversary Date on or after November 20, 2023.
***** This Indexed Account is available on or about June 20, 2023, for new Contractowners only.
******This Indexed Account is available for all Contracts purchased on or about August 21, 2023. This Indexed Account is available for all Contractowners on or about November 20, 2023.

1 The S&P 500 ® Price Return Index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by The Lincoln National Life Insurance Company (“Lincoln”). Standard & Poor’s ®, S&P ®, and S&P 500 ® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Lincoln. It is not possible to invest directly in an index. Lincoln’s Product(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Lincoln’s Product(s) or any member of the public regarding the advisability of investing in securities generally or in Lincoln’s Product(s) particularly or the ability of the S&P 500 ® Price Return Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Lincoln with respect to the S&P 500 ® Price Return Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500 ® Price Return Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Lincoln or Lincoln’s Product(s). S&P Dow Jones Indices have no obligation to take the needs of Lincoln or the owners of Lincoln’s Product(s) into consideration in determining, composing or calculating the S&P 500 ® Price Return Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of Lincoln’s Product(s) or the timing of the issuance or sale of Lincoln’s Product(s) or in the determination or calculation of the equation by which Lincoln’s Product(s) is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Lincoln’s Product(s). There is no assurance that investment products based on the S&P 500 ® Price Return Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 ® PRICE RETURN INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LINCOLN, OWNERS OF LINCOLN’S PRODUCTS(s), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 ® PRICE RETURN INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND LINCOLN, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
2 The Russell 2000 ® Price Return Index (the “Index”) is a trademark of Frank Russell Company (“Russell”) and has been licensed for use by The Lincoln National Life Insurance Company (“Lincoln”). Lincoln products are not in any way sponsored, endorsed, sold or promoted by Russell or the London Stock Exchange Group companies (“LSEG”) (together the “Licensor Parties”) and none of the Licensor Parties make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to (i) the results to be obtained from the use of the Index (upon which Lincoln’s products are based), (ii) the figure at which the Index is said to stand at any particular time on any particular day or otherwise, or (iii) the suitability of the Index for the purpose to which it is being put in connection with Lincoln products. None of the Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to Lincoln or to its clients. The Index is calculated by Russell or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) under any obligation to advise any person of any error therein.
3 Capital Strength Net Fee IndexSM. The Product(s) is not sponsored, endorsed, sold or promoted by NASDAQ, Inc. or its affiliates (NASDAQ, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Capital Strength Net Fee Index to track general stock market performance. The Corporations’ only relationship to The Lincoln National Life Insurance Company (“Licensee”) is in the licensing of the Nasdaq ® and certain trade names of the Corporations and the use of the Capital Strength Net Fee Index which is determined, composed and calculated by NASDAQ without regard to Licensee or the Product(s). NASDAQ has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing

17

Indexed Term. The Indexed Term is the specified period of time of a particular Indexed Account. An Indexed Segment begins on the day your money is allocated to an Indexed Segment, called the Start Date. The yearly anniversary of the Start Date of the initial Indexed Segment is the Indexed Anniversary Date of your Contract. This is the Indexed Anniversary Date for the life of your Contract.
You may choose to allocate your Purchase Payments to different Indexed Accounts, but all Indexed Segments must begin on the Indexed Anniversary Date. All future Indexed Terms must begin on the same Indexed Anniversary Date. This means that after the ini- tial Indexed Segment is created, you can only allocate future Purchase Payments or make transfers of Contract Value to Indexed Accounts one time a year. For example, you may start a 6-Year Segment, and two years later, you can start a 1-Year or 3-Year Indexed Segment, as long as the 1-Year or 3-Year Indexed Segment begins on the Indexed Anniversary Date for your Contract. If you have more than one 3-Year or 6-Year Term Indexed Segment in effect at any time, Indexed Terms of the same term length must have the same Start Date.
Lincoln reserves the right to make additional Indexed Account options available or to withdraw currently available Indexed Account options in the future.
Indexed Contract Value. For each Indexed Segment the daily value is determined as follows:
a.
On the Start Date of the Indexed Segment, the value of the Indexed Segment equals the initial Indexed Crediting Base. The initial Indexed Crediting Base is the amount of Purchase Payment or Contract Value allocated to the Indexed Segment.

b.	On each Valuation Date during the Indexed Term, the value of the Indexed Segment equals the Interim Value.
c.	On the last date of the Indexed Term, called the End Date, the value of the Indexed Segment equals the Indexed Segment Maturity Value.
Crediting and Protection Methods. Different Crediting Methods and protection methods are available for your Indexed Account and are listed in the chart below. Interest is credited for any performance earned or deducted for any loss only on the End Date of a Seg- ment. If the End Date is not a Valuation Date, then the amount will be credited or deducted on the next business day.

The Crediting Methods available are described below:
Performance Cap without Annual Locks	You receive all positive index performance up to the Performance Cap at the end of the term.
Participation Rate	You receive an amount equal to the Participation Rate times the positive index performance at the end of the term.
Performance Trigger Rate	You receive the Performance Trigger Rate, if the index performance is zero or positive at the end of the term.
Spread Rate	You receive all positive index performance above the Spread Rate at the end of the term.
Performance Cap with Annual Locks
An Indexed Account with Annual Locks is a multi-year account in which the performance is calculated on each Indexed Anniversary Date, but the performance is not credited to or deducted from the Indexed Segment until the End Date. You receive all positive index performance up to the Performance Cap each year of the Indexed Term.

Dual Performance Trigger Rate
You receive 1) the Dual Performance Trigger Rate if the Index performance is zero, positive, or negative within the Protection Level; or
2) the Index performance percentage plus the Protection Level plus the Dual Performance Trigger Rate if the Index performance is negative and beyond the Protection Level.

Dual15 Plus
You receive the 1) the Dual Rate if the Index performance is zero or positive and equal to or less than the Dual Rate; or 2) the Index performance up to the Performance Cap if the Index performance is higher than the Dual Rate; or 3) the Performance Cap if the Index performance is higher than the Performance Cap; or 4) the Index performance plus the Dual Rate if the Index performance is negative.

Indexed Segment Anniversary	Index % Change	Account Performance Rate (adjusted for Cap or Protection Level)	Indexed Segment Performance Amount	Adjusted Indexed Crediting Base/ Anniversary Value
1/8/2024	+7%	+7%	$7,000	$107,000
1/8/2025	+12%	+10%	$10,700	$117,700
1/8/2026	-13%	-3%	$-3,531	$114,169
1/8/2027	-5%	0%	$0	$114,169
1/8/2028	+5%	+5%	$5,708	$119,877
1/8/2029	+17%	+10%	$11,988	$131,865

Note: The Segment Maturity Value is $131,865. The $31,865 (the sum of the values on each Index Anniversary) is not credited to your Contract Value until the end of the 6-year Indexed Term. Until that time, the Interim Value calculation applies. The anniversary amounts are not available to you and are used only for calculation purposes as the Indexed Crediting Base for the next year.
Depending on market conditions, Performance Caps on subsequent 6-year Indexed Terms with Annual Locks may be higher or lower than the initial Performance Cap.
Dual Performance Trigger Rates. The Dual Performance Trigger Rate is a rate of return for an Index Segment that we declare at the beginning of the Indexed Term. It is used, in part, to determine the Segment Maturity Value. If Lincoln changes the Dual Performance Trigger Rate for an Indexed Segment, that change will only apply to new investments, and will not impact any current investments in that Indexed Account.
The Dual Performance Trigger Rate may vary depending on the Death Benefit option, the Index, the Term, and the Protection Level.
The initial Dual Performance Trigger Rate applies to the initial Indexed Term. Indexed Segments with a Guarantee of Principal Death Benefit will have lower Dual Performance Trigger Rates than Indexed Segments with the Account Value Death Benefit. The Company will declare, at its discretion, a Dual Performance Trigger Rate for each subsequent Indexed Term, if any. Subsequent Dual Perfor- mance Trigger Rates may differ from the Dual Performance Trigger Rate used for new Contracts or for other Contracts issued at dif- ferent times.
The Performance Rate is the percentage change in the Index Value from the Start Date to the End Date, adjusted by the Protection Level and the Dual Performance Trigger Rate. The Performance Rate can be positive, negative, or zero. The percentage change in the Index Value is calculated by subtracting the Index Value on the Start Date from the Index Value on the End Date, with the difference then divided by the Index Value on the Start Date. The daily Index Value is posted on the Index’s website. If an Index Value is not pub- lished for a particular day, we will use the Index Value at the close of the next Valuation Date the Index is published.
If the percentage change of the Index Value is greater than or equal to zero on the End Date, the Performance Rate is equal to the Dual Performance Trigger Rate. If the percentage change in the Index Value is less than zero but within the Protection Level, the Perfor- mance Rate is equal to the Dual Performance Trigger Rate. If the percentage change in the Index Value is negative and beyond Protec- tion Level, the Performance Rate is the percentage change in the Index Value, plus the Dual Performance Trigger Rate, plus the Pro- tection Level. The Performance Rate could be negative.
The amount credited to or deducted from the Indexed Segment is equal to the Performance Rate multiplied by the Indexed Crediting Base on the End Date. This will be used to determine the Segment Maturity Value as set forth below. The Indexed Crediting Base is the amount that you allocated to the Indexed Segment, less any transfers or withdrawals during the Indexed Term deducted proportion- ately by the amount that the transfers or withdrawals reduced the Interim Value. Withdrawals include any applicable surrender charge, premium tax or rider charge deductions. The Performance Rate is used to determine the value credited after all adjustments. If the Performance Rate is positive, the value of your Indexed Segment will increase. If the Performance Rate is negative (after calculation including the Protection Level), the value of your Indexed Segment will be reduced. If the Performance Rate is zero, the value of your Indexed Segment will not change.
The Segment Maturity Value on the End Date is equal to the sum of A plus (A multiplied by B) where:
A = the Indexed Crediting Base on the End Date and
B = the Performance Rate.
The Indexed Crediting Base is used only to calculate the performance of Indexed Accounts on the End Date and to calculate the Interim Value. This amount is not available for surrender, withdrawal, transfer, annuitization or as a Death Benefit.

The following examples show the Performance Rates assuming an initial Dual Performance Trigger Rate of 6% and a Protection Level of 10%.

Depending on market conditions, subsequent Dual Performance Trigger Rates may be higher or lower than the initial Dual Perfor- mance Trigger Rate. Subsequent Dual Performance Trigger Rates may differ from the Dual Performance Trigger Rate used for new contracts or for other contracts issued at different times. The Company will determine new Dual Performance Trigger Rates on a basis that does not discriminate unfairly within any class of contracts. There is no guarantee that the Indexed Account will be available in the future.
Dual15 Plus. The Dual15 Plus Indexed Accounts offer a Dual Rate and Performance Cap for an Indexed Segment that we declare at the beginning of the Indexed Term that are both used in determining the Segment Maturity. The Performance Cap is the maximum Performance Rate that can be credited to the Indexed Segment for an Indexed Term for which it is declared. The Performance Cap may vary depending on the Death Benefit option, the Index, and the Term length. The Performance Cap Rate will not change during the Indexed Term. The Dual Rate is 15% and will not vary depending on the Death Benefit option, the Index, or the Term length and will not change during the Indexed Term.
The amount credited to or deducted from the Indexed Segment, is equal to the Performance Rate times the Indexed Crediting Base on the End Date. This will be used to determine the Segment Maturity Value as set forth below. The Indexed Crediting Base is the amount that you allocated to the Indexed Segment, less any transfers or withdrawals during the Indexed Term deducted proportionately by the amount that the transfer or withdrawal reduced the Interim Value. Withdrawals include any applicable surrender charge, premium tax, or rider charge deductions. The Performance Rate is used to determine the value credited after all adjustments.
The Performance Rate equals (1) the Dual Rate if the percentage change of the Indexed Value from the Start Date to the End Date for an Indexed Term is zero, or is positive and equal to or less than the Dual Rate; or (2) the percentage change up to the Performance Cap if the percentage change is higher than the Dual Rate; or (3) the Performance Cap if the percentage change is higher than the Per- formance Cap; or (4) the percentage the index has decreased plus the Dual Rate, if the Index Value at the end of the Indexed Term is less than the Index Value at the beginning of the Indexed Term. If the Performance Rate is negative, the value of your Indexed Seg- ment is reduced.
The percentage change of the Index Value from the Start Date to the End Date for an Indexed Term equals the percentage increase, if any, in the Index Value at the end of the Indexed Term over the Index Value as of the beginning of the Indexed Term. The percentage change is calculated by subtracting the Index Value as of the beginning of the Indexed Term from the Index Value at the end of the Indexed Term. The difference is then divided by the Index Value as of the beginning of the Indexed Term.
The Segment Maturity Value on the End Date is equal to the sum of A plus (A multiplied by B) where:
A = the Indexed Crediting Base on the End Date and
B = the Performance Rate.

Purchase Payments totaling $2 million or more are subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all existing Lincoln Level Advantage ® and Lincoln Level Advantage 2SM contracts for the same Contractowner, joint owner, and/or Annuitant. If you stop making Purchase Payments, the Contract will remain in force, however, we may terminate the Contract as allowed by your state’s non-forfeiture law for individual deferred annuities. Purchase Payments may be made or, if stopped, resumed at any time until the Annuity Commencement Date, the surrender of the Contract, or the death of the Contractowner, whichever comes first.
In addition to the specific Purchase Payment restrictions and limitations immediately above, upon advance written notice, we reserve the right to further limit, restrict, or suspend Purchase Payments made to the Contract.
®
These restrictions and limitations will limit your ability to increase your Contract Value (or Account Value under i4LIFE Indexed
Advantage) by making additional Purchase Payments to the Contract. You should carefully consider these limitations and restrictions, and any other limitations and restrictions of the Contract, and how they may impact your long-term investment plans, especially if you
®

intend to increase Contract Value (or Account Value under i4LIFE a long period of time.
Valuation Date
Indexed Advantage) by making additional Purchase Payments over

Accumulation and Annuity Units and Indexed Segments will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (Valuation Date). On any date other than a Valuation Date, the Accumu- lation Unit value, the Annuity Unit value, and value of the Indexed Segment will not change.
Allocation of Purchase Payments
Purchase Payments will be allocated, according to your instructions, among one or more of the investment options available under your Contract. Allocations made to the variable side of the contract are placed into the VAA’s Subaccounts. You may also allocate Pur- chase Payments to the available Indexed Accounts.
Allocations to the Subaccounts. The minimum amount that can be put into any one Subaccount is $20. Purchase Payments received from you or your registered representative in Good Order at our Home Office prior to the close of the New York Stock Exchange (nor- mally 4:00 p.m., New York time), will be processed using the Accumulation Unit value computed on that Valuation Date. Purchase Payments received in Good Order after market close will be processed using the Accumulation Unit value computed on the next Valu- ation Date. Purchase Payments submitted to your registered representative will generally not be processed until they are received from your registered representative’s broker-dealer. Purchase Payments submitted to us by your registered representative through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your Purchase Payment to us, and your Purchase Payment was placed with your registered representative prior to market close, then we will use the Accumulation Unit value computed on that Valuation Date when processing your Purchase Payment. Pur- chase Payments placed with your registered representative after market close will be processed using the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances, Purchase Payments received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date.
The number of Accumulation Units determined in this way is not impacted by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the underlying fund’s investments perform, but also upon the expenses of the VAA and the underlying funds.
Allocations to the Indexed Accounts. The minimum amount that may be allocated into an Indexed Account is $2,000. An initial Pur- chase Payment that is received in Good Order at our Home Office prior to the close of the New York Stock Exchange (normally 4:00 p.m., New York time) will be allocated to the Indexed Accounts according to your instructions. The date this initial allocation occurs is the first date of the Indexed Term and the Indexed Anniversary Date. Allocations cannot be made on February 29th. After the Indexed Anniversary Date is established, that is the only date each year that allocations can be invested in the Indexed Accounts. If additional Purchase Payments for the Indexed Accounts are received prior to the Indexed Anniversary Date, these Purchase Payments must be accompanied with instructions to invest in a variable Subaccount until the Purchase Payment can be allocated to the Indexed Account. We will hold allocation instructions for the Indexed Accounts for up to 25 calendar days prior to the Indexed Anniversary Date.
A rate hold is available for Purchase Payments received within thirty days from the date your application is received at our Home Office. The rate hold will provide the Crediting Method and Protection Level for your elected Indexed Accounts that were in effect on the date your application was received by us. If you elect the rate hold, all Purchase Payments received during the 30-day rate hold period will be held in a non-interest bearing transfer account before being allocated to the Indexed Account(s) selected. Purchase Pay- ments received after day 30 will be allocated to the variable Subaccounts you selected. If no variable Subaccounts were selected, these Purchase Payments will be allocated to the LVIP PIMCO Low Duration Bond Fund. You can allocate to Indexed Accounts on the next Indexed Anniversary Date.
If all Purchase Payments are not received during the 30-day rate hold period, the Company may allow you to cancel the rate hold and to authorize us to delay the transfer to the Indexed Account(s) for up to 60 days from the date that the application is received at our

Home Office. These funds would continue to be held in the non-interest bearing transfer account. When the transfer to the Indexed Account(s) occurs, it would be at the current rates for each Segment. Current rates are available on our website at www.lfg.com/ llarates. Purchase Payments received after 60 days will be allocated to the variable Subaccounts you selected. If no variable Subaccounts were selected, these Purchase Payments will be allocation to the LVIP PIMCO Low Duration Bond Fund.
Valuation of Accumulation Units
Purchase Payments allocated to the VAA are converted into Accumulation Units. This is done by dividing the amount allocated by the value of an Accumulation Unit for the Valuation Period during which the Purchase Payments are allocated to the VAA. The Accumula- tion Unit value for each Subaccount was or will be established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period. Accumulation Unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The Accumulation Unit value for a Subaccount for a later Valuation Period is determined as follows:
1.
The total value of the fund shares held in the Subaccount is calculated by multiplying the number of fund shares owned by the Subaccount at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the Valuation Period; minus

2.
The liabilities of the Subaccount at the end of the Valuation Period; these liabilities include daily charges imposed on the Subac- count, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3.	The result is divided by the number of Subaccount units outstanding at the beginning of the Valuation Period.
The daily charges imposed on a Subaccount for any Valuation Period are equal to the daily Product Charge multiplied by the number of calendar days in the Valuation Period. Contracts with different features have different daily charges, and therefore, will have differ- ent corresponding Accumulation Unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calcu- lation, called the Net Investment Factor method. We will achieve substantially the same result using either method.
Transfers On or Before the Annuity Commencement Date
After the first 30 days from the effective date of your Contract, you may transfer all or a portion of your investment from one Subac- count to another. A transfer among Subaccounts involves the surrender of Accumulation Units in one Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values determined at the end of the Valuation Date on which the transfer request is received.
Transfers (among the Subaccounts and as permitted between the Subaccounts and Indexed Accounts) are limited to 12 per Contract Year unless otherwise authorized by us. This limit does not apply to transfers made under the automatic transfer programs of portfo- lio rebalancing elected on forms available from us. See Additional Services and the SAI for more information on these programs.
®

These transfer rights and restrictions also apply during the i4LIFE
®
Indexed Advantage Access Period (the time period during which
®

you may make withdrawals from the i4LIFE
Indexed Advantage Account Value). See i4LIFE
Indexed Advantage.

Transfers into a new Indexed Account are only available on the Indexed Anniversary Date. Transfers are not allowed into an existing Indexed Segment. Transfers from Indexed Segments prior to the end of the Indexed Term will be valued at the Interim Value. In addi- tion, the Indexed Crediting Base is reduced proportionately by the amount that the transfer reduced the Interim Value. You cannot transfer an amount greater than your Interim Value.
The minimum amount which may be transferred between Subaccounts is $300 (or the entire amount in the Subaccount, if less than
$300). If the transfer from a Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total balance of the Subaccount.
A transfer request may be made to our Home Office in writing, or by fax or other electronic means. A transfer request may also be made by telephone provided the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. Requests for transfers will be processed on the Valuation Date that they are received when they are received in Good Order at our Home Office before the close of the New York Stock Exchange (normally 4:00 p.m., New York time). If we receive a transfer request in Good Order after market close, we will process the request using the Accumulation Unit value com- puted on the next Valuation Date.
There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances transfers received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date. We will hold a transfer request to move Contract Value from the Subaccounts to the Indexed Accounts for up to 25 days prior to the Indexed Anniversary Date. During this time, your assets will remain in the Subaccounts previously selected by you.
We may defer or reject a transfer request that is subject to a restriction imposed by an underlying fund. Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.

42

Appendix A — Funds Available Under The Contract
The following is a list of funds currently available under the Contract. Current performance of the Subaccounts can be found at www.lfg.com/VAprospectus. More information about the funds is available in the Fund’s prospectus, which may be amended from time to time and can be found online at www.lfg.com/VAprospectus. You can also request this information and current fund perfor- mance at no cost by calling 1-877-737-6872 or by sending an email request to CustServSupportTeam@lfg.com.
The current expenses and performance information below reflects fees and expenses of the Fund, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each fund’s past performance is not necessarily an indication of future performance.

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 year	5 year	10 year
High total return (including income and capital gains) consistent with preservation of capital over the long term.	American Funds Asset Allocation Fund - Class 4	0.80%	-13.66%	5.06%	7.87%
Growth of capital.	American Funds Growth Fund - Class 4	0.84%	-30.11%	10.86%	13.38%
Long-term growth of capital.	Fidelity ® VIP Mid Cap Portfolio - Service Class 2	0.86%	-14.97%	5.68%	9.69%
To provide capital appreciation.	First Trust Capital Strength Portfolio – Class I	1.10%[2]	-10.68%	N/A	N/A
To provide total return by allocating among dividend-paying stocks and investment grade bonds.	First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I6	1.20%	-12.20%	4.06%	6.75%
Long-term capital appreciation; preservation of capital is also an important consideration.	Franklin Rising Dividends VIP Fund - Class 4	1.00%[2]	-10.68%	9.92%	11.74%
To seek to achieve a high level of total return on its assets through a combination of capital appreciation and current income.	Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Shares[5] This fund is not available in contracts issued on or after June 21, 2021.	0.57%	-12.06%	8.51%	11.69%
High total investment return.	LVIP BlackRock Global Allocation Fund - Service Class	0.98%[2]	-15.58%	N/A	N/A
Current income while (i)maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment (preservation of capital).	LVIP Government Money Market Fund - Service Class	0.66%	1.14%	0.81%	0.43%
To maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.	LVIP JPMorgan Core Bond Fund - Service Class	0.76%	-12.74%	-0.11%	0.83%
Capital Appreciation.	LVIP MFS Value Fund - Service Class	0.87%[2]	-6.31%	7.11%	10.81%
To seek a high level of current income consistent with preservation of capital.	LVIP PIMCO Low Duration Bond Fund - Service Class	0.76%[2]	-5.12%	0.32%	N/A
To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.	LVIP SSGA International Index Fund - Service Class	0.62%[2]	-14.53%	1.24%	4.06%

(2) is the fair value of the hypothetical replicating portfolio of options and/or other instruments on any Valuation Date that the Interim Value is calculated for an Indexed Segment.
Interim Value for Dual15 Plus Indexed Segment(s)
The Interim Value of an Indexed Account is equal to (A) or (B) where:
(A)	is the sum of (1) and (2), where:
(1)	is the fair value of the Indexed Crediting Base of an Indexed Segment on the Valuation Date the Interim Value is calculated. It is determined for an Indexed Segment as C multiplied by (1 + D)-E where:
C = the Indexed Crediting Base of the Indexed Segment on the Valuation Date of the calculation;
D = the Reference Rate;
E = the total number of days remaining in the Indexed Term divided by 365.
(2)	is the fair value of the hypothetical replicating portfolio of options or other instruments on any Valuation Date that the Interim Value is calculated for an Indexed Segment.
(B)	is F multiplied by (1 + I + ((G – I) x H)) where:
F = the Indexed Crediting Base of the Indexed Segment on the Valuation Date of the calculation;
G = the Performance Cap for the Indexed Segment;
H = the total number of days elapsed in the Indexed Term divided by total days in the Indexed Term; I = the Dual Rate for the Indexed Segment.
Each component of the calculation is further explained as follows:
1.	Fair Value of the Indexed Crediting Base.
Fair Value of the Indexed Crediting Base. The fair value of the Indexed Crediting Base of an Indexed Segment with no Annual Locks or an Indexed Segment with Annual Locks is meant to represent the market value of the investment instruments support- ing the Indexed Segment. It is the present value of the Indexed Crediting Base of the Indexed Segment discounted at a rate that reflects movements in the interest rate market. The Reference Rate will apply on a uniform basis for a class of Contractowners in the same Indexed Segment and will be administered in a uniform and non-discriminatory manner.
For Contracts issued prior to November 20, 2023:
The Reference Rate is based on a U.S. Treasury Constant Maturity yield plus a market observable spread of investments grade
U.S. Corporate Bonds. The U.S. Treasury Constant Maturity yield is the rate for the maturity using a set duration. The duration is set to represent the duration of the investment instruments supporting the Indexed Segment and may not match the actual length of the Indexed Segment.
If the U.S. Treasury Constant Maturity yield is not published for a particular day or we are delayed in receiving the value, then we will use the yield on the last day it was published. If the U.S. Treasury Constant Maturity yield is no longer published, is not pub- lished for an extended period, or is discontinued, then we may substitute another suitable method for determining this compo- nent of the Reference Rate. If a U.S. Treasury Constant Maturity yield is not published for a time to maturity that matches the selected duration, then the yield will be interpolated between the yield for maturities that are published.
If the market observable spread of investments grade U.S. Corporate Bonds is no longer available, or is discontinued, we will substitute another suitable index or indexes for determining this component of the Reference Rate. We reserve the right to change the methodology of the Interim Value calculation at any time and at our sole discretion.
For Contracts issued on or after November 20, 2023:
The Reference Rate is based on U.S. Treasury Constant Maturity yield(s), Collateralized Loan Obligation (CLO) spread(s), market observable yield(s) of investments grade U.S. Corporate Bonds, and secured overnight interest rate(s). The Reference Rate is set to represent the duration of the investment instruments supporting the Indexed Segment and may not match the actual length of the Indexed Segment.
If the U.S. Treasury Constant Maturity yield(s) are not published for a particular day or we are delayed in receiving these values, then we will use the yield(s) on the last day they were published. If the U.S. Treasury Constant Maturity yield(s) are no longer published, are not published for an extended period, or are discontinued, then we may substitute another suitable method for determining these components of the Reference Rate.
If the U.S. Treasury Constant Maturity yield(s) are not published for a time to maturity that matches the selected duration, then the yield(s) will be interpolated between the yield(s) for maturities that are published.
If the CLO spread(s), market observable yields of investments grade U.S. Corporate Bonds, or secured overnight interest rate(s) are not published for a particular day, or we are delayed in receiving these values then we will use the spread(s), yield(s), or rate(s) on the last day they were published. If any of these components are no longer published, are not published for an extended period, or are discontinued, then we may substitute another suitable method for determining these components of the Reference Rate.
We reserve the right to change the methodology of the Interim Value calculation at any time and at our sole discretion.
 The Reference Rate may be reduced by a rate reduction factor, which increases the value of (1) above. This rate reduction factor will vary with each Indexed Account option and will be declared no later than the Start Date of an Indexed Term. The rate reduc- tion factor is available upon request. State variations may apply. Consult your registered representative.
2.	Fair Value of Replicating Portfolio of Options. We utilize a fair market value methodology to value the replicating portfolio of options that support this product.
For each Segment, we solely designate and value options, each of which is tied to the performance of the index associated with the Segment in which you are invested. We use derivatives to provide an estimate of the gain or loss on the Indexed Crediting Base that could have occurred at the end of the Indexed Term. This estimate also reflects the impact of the Crediting Method and Protection Level at the end of the Indexed Term as well as the estimated cost of exiting the replicating options prior to the End Date of a Segment (and the time to Index Anniversaries for Annual Lock Segments). The valuation of the options is based on standard methods for valuing derivatives and based on inputs from third party vendors. The methodology used to value these options is determined solely by us and may vary, higher or lower, from other estimated valuations or the actual selling price of identical derivatives. Any variance between our estimated fair value price and other estimated or actual prices may be different from Segment type to Segment type and may also change from day to day.
The options or other instruments valued for each Indexed Account type are as follows:
A.	At-the money call option: This represents the market value of the potential to receive an amount equal to the percentage growth in the Index during the Indexed Term.
B.	Out-of-the-money call option: This represents the market value of the potential for gain in excess of the Performance Cap rate or Spread Rate, as applicable.
C.	Out-of-the-money put option: This represents the market value of the potential to receive an amount equal to the excess loss beyond the Protection Level.
D.	Digital option: This represents the market value of the option to provide the Performance Trigger Rate under zero or positive index returns.
E.	At-the money put option: This represents the market value of the potential to receive an amount equal to the percentage loss of the index during the Indexed Term.
F.
Dual structure: This represents the market value of receiving a maturity amount equal to the Dual Performance Trigger Rate or Dual Rate at the end of the Indexed Term independent of the underlying index returns.

NOTE: Put option C will always reduce the Interim Value even if the index has increased during the Indexed Term.
For each Segment with no Annual Lock with Performance Cap rates and Protection Levels, the replicating portfolio of options is equal to: A minus B minus C.
For each Segment with Performance Triggers and Protection Levels, the replicating portfolio of options is equal to: D minus C. For each Segment with a Spread Rate, the replicating portfolio of options is equal to: B minus C.
For each Segment with Annual Lock, we designate and value a replicating (derivative) structure which is tied to the compounded performance for each year of the Annual Lock Segment. The market standard model is adjusted by us to account for additional market risks relevant to the Annual Lock Segment.
For each Dual15 Plus Segment, the replicating portfolio of options is equal to: F plus B (at the Dual Rate) minus B (at the Perfor- mance Cap Rate) minus E.
The key inputs, including but not limited to the following, are also incorporated into the models:
(1)
Implied Volatility of the Index—This input varies with (i) how much time remains until the Segment End Date, which is deter- mined by using an expiration date for the designated option that corresponds to that time remaining and (ii) the relationship between the strike price of that option and the level of the index at the time of the calculation (including the potential for resets of each Annual Lock Period).

This relationship is referred to as the “moneyness” of the option described above, and is calculated as the ratio of current price to the strike price. Direct market data for these inputs for any given early withdrawal is generally not available. This is because options on the Index that actually trade in the market have specific maturity dates and moneyness values that are unlikely to pre- cisely match the Segment End Date (or remaining Annual Lock Periods) and moneyness of the designated option that we use in our calculations. Accordingly, we interpolate between the implied volatility quotes that are based on the actual maturities and moneyness values.
(2)
Interest Rate—We use key derivative interest rates obtained from information provided by independent third-parties which are recognized financial reporting vendors. Interest rates are obtained for maturities adjacent to the actual time remaining in the Segment at the time of the early withdrawal. We use linear interpolation to derive the exact remaining duration rate needed as the input.

(3)
Index Dividend Yield—On a daily basis, we use the projected annual dividend yield across the entire index obtained from information provided by independent third-party financial institutions. This value is a widely used assumption and is readily avail- able from recognized financial reporting vendors.

In addition, when we calculate the Interim Value, we obtain market values of derivatives each business day from outside vendors. Inputs obtained from these outside vendors may vary over time based on market conditions and changes in valuation standards. If we are delayed in receiving these values, we will use the option value on the last day it was available to calculate a new Interim Value.
Part B depends on the type of Crediting Method and places an upper limit on the performance